UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5 Building No. 8, Xishanhui Shijingshan District, Beijing 100041 People’s Republic of China +86-010-82088021
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Report of Financial Results as of June 30, 2025 and for the six months ended June 30, 2025 and 2024

Baosheng Media Group Holdings Limited, an exempted company incorporated in the Cayman Islands (the “Company”) is furnishing this Form 6-K to provide its unaudited condensed consolidated financial statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024, and incorporate such financial statements into the Company’s registration statement referenced below.

Material Legal Proceedings

The U.S. and Cayman Islands Proceedings

As previously reported on the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, on March 1, 2024, the Company was served with complaint by certain institutional investors in the United States District Court of the Southern District of New York (the “SDNY”) alleging misstatements related to the Company’s initial public offering and breach of contract regarding the sale and purchase agreement for certain shares. The plaintiffs are seeking approximately US$16 million in damages, exclusive of interest and attorney fees. As of the date of this report, the SDNY has denied the Company’s motion to dismiss the complaint, and the litigation is proceeding to the next phase of answering the complaint and discovery.

In a separate Cayman Islands proceeding, on April 10, 2024, Orient Plus International Limited filed with the Grand Court of the Cayman Islands (the “Grand Court”) a winding up petition seeking the dissolution of the Company. The Company filed an application to strike out such petition, which was dismissed by the Grand Court. The matter has therefore proceeded to trial. As of the date of this report, the parties are in the midst of discovery.

The Company is represented by legal counsel with respect to these proceedings in both the U.S. and the Cayman Islands, and intends to vigorously contest the claims and continue to defend its positions.

The China Proceeding

As previously reported on the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on July 2, 2025, a director of the Company was served with a complaint filed by three institutional investors in the Beijing Fourth Intermediate People’s Court, alleging five defendants, including the director, engaged in corporate mismanagement that caused a significant decline in the value of the Company’s stock held by the investor, and seeking damages of RMB 47,249,848 (approximately US$6.59 million). As of the date of this report, the Beijing Fourth Intermediate People’s Court has split the case into three separate cases, with each of the three institutional investors serving as plaintiff, and transferred these three cases to the Beijing Shijingshan District People’s Court for trial. The claims and defendants in the three cases remain unchanged, with the case amounts adjusted to RMB 12,245,087, RMB 14,001,912, and RMB 21,002,849, respectively. Currently, the three cases have not yet been formally accepted and filed by the Beijing Shijingshan District People’s Court.

Updated Risk Factor

In light of recent events, the Company hereby furnishes an updated risk factor in addition to the risk factors previously included in “Item 3. Key Information—3.D. Risk Factors” of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on April 29, 2025, and other filings with the U.S. Securities and Exchange Commission.

Risks Related to our Business and Industry

Legal expenses incurred in litigation increase our operational costs and adversely affect our cash flow.

As a result of ongoing litigation in which we are involved in mainland China, the Cayman Islands and the United States, we have incurred substantial legal fees and expenses. These legal expenses have increased the our operating costs and have reduced the capital available for our other business activities. Adequate cash flow is critical to the our ability to operate and to support our short-term and long-term business growth strategies, including, particularly, the prepayment for client services and fulfilment of our payment obligations to suppliers in the online marketing business. If the Company’s cash flow is insufficient, it may not be able to meet these payment obligations, which could result in a loss of customers and key suppliers, and materially adversely affect the Company’s business, financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K and the exhibits hereto contain certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions.

Many of these statements are based on assumptions about factors that are beyond the Company’s ability to control or predict and are subject to significant risks and uncertainties that are described more fully in “Item 3. Key Information—3.D. Risk Factors” of our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on April 29, 2025. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Fluctuations in our future financial results may negatively impact the value of our ordinary shares. Should any of these risks or uncertainties materialize, should any of our assumptions prove incorrect, or should we be unable to address any of the foregoing factors, our actual results may vary in material and adverse respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report and other filings with the U.S. Securities and Exchange Commission. As a result, you are cautioned not to rely on any forward-looking statements.

INCORPORATION BY REFERENCE

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-273720), as amended, and into the prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of June 30, 2025 and for the Six Months Ended June 30, 2025 and 2024.
99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2025 and 2024.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board and Chief Executive Officer

Date:	November 28, 2025